T 212.503.9812

F 212.307.5598

wnhaddad@venable.com

November 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549

Attention:	Alyssa Wall Jennifer López Molina

Re:	Ideanomics, Inc.

Registration Statement on Form S-1

Filed September 22, 2022

File No. 333-267547

Dear Ladies and Gentlemen:

On behalf of our client, Ideanomics, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated October 20, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (“Registration Statement”). In response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto.

Registration Statement on Form S-1 filed September 20, 2022

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Nevada company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Please disclose that investors may never hold equity interests in the Chinese operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

U.S. Securities and Exchange Commission

November 7, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having a significant portion of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 19, and 24 of the Amended Registration Statement.

3.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the Nevada company, its subsidiaries, previous consolidated VIEs or to investors and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. The disclosure here should not be qualified by materiality.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 11 and 12 of the Amended Registration Statement.

4.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash and assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds and assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and assets. On the cover page, provide cross-references to these other discussions. The disclosure here should not be limited by materiality.

U.S. Securities and Exchange Commission

November 7, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 18, 19, 25, and 26 of the Amended Registration Statement.

5.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 12, 15, and 21 of the Amended Registration Statement.

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on page 11 of the Amended Registration Statement.

Prospectus Summary, page 6

7.	Provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Please also discuss the evolution of your organizational structure, including the prior VIE structure and why and how that structure changed. Disclose the risks associated with the change in VIE structure.

U.S. Securities and Exchange Commission

November 7, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13-17 of the Amended Registration Statement.

8.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having a significant portion of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 19, and 22-24 of the Amended Registration Statement. The Company respectfully submits that it is not a China-based issuer and it is not controlled, directly or indirectly, by the Chinese government which is prominently disclosed in the prospectus on page 18 of the Amended Registration Statement and renders a portion of the Staff’s comment inapplicable. Accordingly, the Company is not subject to the rules and regulations of China relating to overseas listing and securities offering and, thus, cannot acknowledge that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors.

9.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. The disclosure here should not be qualified by materiality.

U.S. Securities and Exchange Commission

November 7, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amended Registration Statement.

10.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the Nevada company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the Nevada company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Please also include disclosure of payments to and from your VIEs for the year ended December 31, 2019 and provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 11 and 12 of the Amended Registration Statement. The Company respectfully submits that it did not provide the required cross-references to the consolidated financial statements the pertinent information cannot be found in the Company’s financial statements, due to the fact that such transfers between controlled subsidiaries are not a required GAAP disclosure.

11.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements for the year ended December 31, 2019. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required during which you used VIEs. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that were the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

U.S. Securities and Exchange Commission

November 7, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Amended Registration Statement. The Company respectfully submits that it was unable to provide a portion of disclosure because the Company does not have records of cash transfers in and out of VIEs for the fiscal year 2019 in possession, as prominently disclosed on page 12 of the Amended Registration Statement.While the company does not have records of cash transfers, current books and records show de minimis VIE balance sheet and P&L activity in 2019 prior to deconsolidation. Sources records were maintained by a third party provider in China, with whom the Company no longer continues a service relationship. Records maintained are limited to consolidation files, which support the statements as to no change in balance sheet accounts and de minimis P&L activity in 2019.

Risk Factors, page 9

12.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 24 of the Amended Registration Statement. The Company respectfully reiterates its response to the Staff’s comment 8 and deems a portion of comment 12 inapplicable to the Company.

13.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amended Registration Statement.

Business

Corporate Structure, page 56

14.	Please reconcile the discussion of your organizational structure with the list of subsidiaries in Exhibit 21. We note that your disclosure states there are 54 subsidiaries in the organizational structure, while the exhibit lists 61.

U.S. Securities and Exchange Commission

November 7, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 74 of the Amended Registration Statement.

General
15.	Please state whether you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, and if so, identify the relevant individual and include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

We hope that the foregoing and the Company’s revised disclosures have been responsive to the Staff’s comments. Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-503-9812.

Very truly yours,

/s/ William N. Haddad
William N. Haddad

cc:	Alfred P. Poor, Ideanomics, Inc.

Stephen Johnston, Ideanomics, Inc.

Paula Whitten-Doolin, Ideanomics, Inc.